UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33916

GEROVA Financial Group, Ltd., NYSE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Cumberland House, 5th Floor, 1 Victoria Street, Hamilton, HM 11, Bermuda, (441) 269-7777

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Ordinary Shares, Warrants and Units

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17CFR240.12d2-2(a)(l)
☐	17 CFR240.12d2-2(a)(2)
☐	17 CFR240.12d2-2(a)(3)
☐	7CFR240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b). the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, GEROVA Financial Group, Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 9th, 2011	By:	Gene Scher	Chief Operating Officer
Date		Name	Title

Persons who respond to the collection of information contained SEC 1654(03-06) in this form are not required to respond unless the form displays a currently valid OMB control number.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.